May 1, 2019

Michael Tuchen
Chief Executive Officer
Talend S.A.
9, rue Pages
92150 Suresnes, France

       Re: Talend S.A.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 19, 2019
           File No. 001-37825

Dear Mr. Tuchen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services
cc:    Andrew D. Hoffman